UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

Xicheng District, District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into Material Definitive Agreements

On May 30, 2025, TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “TRX”), and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the “Purchaser”), entered into a share exchange agreement (the “Agreement”) with Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands (“Ucare”), all shareholders of Ucare listed in Schedule A of the Agreement (the "Sellers"), and Mr. Wei Zhu serving as seller representative. Ucare, through its intermediate holding subsidiaries and PRC operating entities, is primarily engaged in developing innovative healthcare solutions that enables providers, payers, and institutions to reduce fraud, abuse, waste, and administrative costs.

Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ucare’s issued and outstanding shares from the Sellers, in exchange for newly-issued class A ordinary shares (the “Class A Ordinary Shares”) of a par value of US$0.025 each, of TRX (the “TRX Exchange Shares”). The exact number of TRX Exchange Shares to be issued, which is 101,486,575, is be calculated by dividing USD 150 million by the weighted average closing price of the Class A Ordinary Shares over the three-month period immediately preceding the date of the Agreement, which corresponds to a per-share price of $1.478. The TRX Exchange Shares to be issued to the Sellers will represent approximately 91.75% of the Company’s total issued and outstanding Class A Ordinary Shares and approximately 13.70% of total voting power of the Company immediately following completion of the transaction.

The TRX Exchange Shares will initially be held in escrow and subsequently released to the Sellers based on Ucare’s achievement of specified revenue-based performance targets. Specifically, the TRX Exchange Shares will be proportionally released from escrow based upon Ucare's achievement of annual revenue targets over clearly defined evaluation periods during the 36 months following the closing date. If, by the end of the 36-month performance evaluation period, the cumulative revenue of Ucare does not reach or exceed RMB 150 million, any unreleased TRX Exchange Shares will automatically revert to the Company and be forfeited by the Sellers.

In addition, if Ucare generates net income and distributes such income to the Company during the performance periods, the Company may issue additional Class A Ordinary Shares (“Earn-Out Shares”) to certain designated earn-out recipients. The number of Earn-Out Shares is calculated as the earnings distribution amount multiplied by 15, divided by the weighted average closing price of the Company’s Class A Ordinary Shares over the three-month period preceding the end of the applicable performance period.

The completion of the transaction is subject to customary closing conditions, including, but not limited to, obtaining required regulatory approvals. The Agreement also includes “make-good” obligations, pursuant to which certain members of Ucare’s management team have agreed to compensate the Company in cash for any net losses incurred by Ucare during the performance evaluation periods. Additionally, the Agreement provides the Sellers with certain registration rights, allowing for the registration of their TRX Exchange Shares under specified conditions as detailed within the Agreement.

Upon closing, Ucare will become a wholly-owned subsidiary of VitaCare Limited and thereby an indirect wholly-owned subsidiary of the Company. Certain key management personnel, including Mr. Wei Zhu, Chief Executive Officer of Ucare, will continue to manage Ucare’s post-closing pursuant to conditions stipulated in the Agreement, and they will not assume any board or management positions within the Company.

The Agreement and the transactions contemplated thereby have been unanimously approved by the board of directors of the Company. The closing of the transaction is anticipated to occur on or about July 2025 , or such other date as mutually agreed by the parties.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

In connection with the transactions, on December 27, 2024, and April 17, 2025, the Company entered into (i) a Financial Advisory Engagement Letter and (ii) Amendment No. 1 to the Financial Advisory Engagement Letter (collectively, the “Financial Advisory Agreements”) with a certain consultant (the “Consultant”). Pursuant to the Financial Advisory Agreements, the Company agreed to issue to the Consultant and/or its designees an aggregate of 10% of the TRX Exchange Shares issued by the Company in the transactions, as consideration for the Consultant’s financial advisory services in connection with the transactions. The shares to be issued to the Consultant and/or its designees will be issued in reliance on the exemption from registration provided by Regulation S and/or Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing summary of the Financial Advisory Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the agreement, which is attached hereto as Exhibits 10.1 and 10.2 and incorporated herein by reference.

Unregistered Sales of Equity Securities.

Based in part upon the representations of the Sellers in the Agreement, the issuance and sale of TRX Exchange Shares pursuant to the Agreement to the Sellers as the purchase price in the transactions was made in a private placement transaction exempt for registration in reliance on the exemption afforded by Regulation S and/or Regulation D of the Securities Act, and corresponding provisions of state securities or “blue sky” laws.

None of the securities have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Class A Ordinary Shares or other securities of the Company.

Other Events.

The Company has issued a press release in connection with the execution of the Agreement, which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement dated May 30, 2025 by and among the Company, VitaCare Limited, Ucare Inc., all shareholders of Ucare Inc., and Mr. Wei Zhu.
10.1	Financial Advisory Engagement Letter dated December 27, 2024 by and between the Company and JAASH Investment Limited
10.2	Amendment No.1 to Financial Advisory Engagement Letter dated April 17, 2025 by and between the Company and JAASH Investment Limited
99.1	Press Release dated May 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: May 30, 2025	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer